Bradley Pederson

Direct Dial: (612) 672-8341

Direct Fax: (612) 642-8381

bradley.pederson@maslon.com

January 4, 2022

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Priscilla Dao

Mr. Joshua Shainess

Re:	Creative Realities, Inc. (the “Company”) Registration Statement on Form S-4 Filed November 12, 2021 File No. 333-261048

Ladies and Gentlemen:

This letter will respond on behalf of Creative Realities, Inc. (the “Company”) to the comment letter dated November 23, 2021 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-4 filed by the Company on November 12, 2021 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commissions, via EDGAR, Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Registration Statement on Form S-4

Cover Page

1.	We note that the merger consideration consists of (i) $16,666,667 payable in cash, (ii) the CREX Shares Consideration, and (iii) the “Guaranteed Consideration,” which is dependent on the share price of Creative Realities common stock and the satisfaction of certain milestones by the three-year anniversary of the effective time of the merger. With a view toward revised disclosure, please tell us whether the Guaranteed Consideration is the equivalent of a contingent value right, and, if so, why you refer to it as “guaranteed.”

U. S. Securities and Exchange Commission

January 4, 2022

The structure of the Additional Contingent Merger Consideration has similarities to a price-protection contingent value right, but it is not transferable, and a holder’s right to receive such consideration is terminated if the recipient transfers the Creative Realities common stock issued in merger in advance of the payment date at three or three and a half years. In light of the Commission’s comment, the Registration Statement has been amended to refer to the “Guaranteed Consideration” as the “Additional Contingent Merger Consideration.”

Risk Factors, Page 36

2.	Please disclose the risks, conditions and uncertainties associated with the Guaranteed Consideration, with respect to both Creative Realities and Reflect, such as any increased risk of litigation, any execution risks, or potential negative effects on Creative Realities or its financial position. Discuss the likelihood that the milestones will be met, and state clearly that there is no guarantee that Reflect stockholders will receive the Guaranteed Consideration.

The Amendment includes risk factors related to the Additional Contingent Merger Consideration (f/k/a the Guaranteed Consideration), including the following risks, which are summarized on page 6 of the Amendment and more thoroughly described in the Amendment starting on Page 39 of the Amendment:

●	A Reflect stockholder must hold the Creative Realities Shares such stockholder receives in the Merger for three to three and a half years, or he, she or it will not receive any payment as part of the Additional Contingent Merger Consideration.

●	The rights to receive the Additional Contingent Merger Consideration are non-transferable and non-tradeable.

●	The amount of the Additional Contingent Merger Consideration depends on events that are not determinable in advance of the Closing.

●	The rights to receive the Additional Contingent Merger Consideration are not guaranteed or secured by any assets of Creative Realities or Reflect, and Reflect stockholders are unsecured creditors with respect to any claims to the Additional Contingent Merger Consideration.

●	Creative Realities may be required to pay the Additional Merger Consideration after the Measurement Date, which amount may be substantial and could jeopardize Creative Realities’ ability to pay such consideration, and if paid may cause a material adverse effect on Creative Realities’ cash position and financial results.

●	Reflect stockholders will be subject to a right of first refusal in favor of Creative Realities prior to selling a significant amount of Creative Realities Shares, which may delay such stockholders’ ability to sell the CREX Shares Consideration and reduce their net proceeds from such sales.

U. S. Securities and Exchange Commission

January 4, 2022

Background of the Merger, Page 77

3.	Discuss the background and reasons for the parties negotiating the Guaranteed Consideration.

The “Background of the Merger” section included in the Amendment includes an expanded discussion of the background and reasons for the parties negotiating the Guaranteed Consideration (n/k/a Additional Contingent Merger Consideration).

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8341 or bradley.pederson@maslon.com.

Sincerely,

/s/ Bradley Pederson

Bradley Pederson

cc:	Will Logan (Creative Realities, Inc.) (via email)

Joseph A. Hoffman, Esq. (via email)

Nathan Howe (via email)

Elizabeth C. McNichol (via email)